EXHIBIT 99.84

Form 51-102F4
Business Acquisition Report

Item 1            Identity of Company

1.1                  Name and Address of Company

Mercator Minerals Ltd.
1050 – 625 Howe Street
Vancouver, British Columbia
Canada  V6C 2T6

1.2                  Executive Officer

Marc S. LeBlanc
Corporate Secretary
Telephone:  (778) 330-1292

Item 2             Details of Acquisition

2.1                  Nature of Business Acquired

On June 22, 2011, Mercator Minerals Ltd. (“Mercator” or the “Company”) completed its previously announced arrangement (the “Arrangement”) with Creston Moly Corp. (“Creston”) in accordance with an arrangement agreement dated April 11, 2011 among Mercator, Creston and 0907385 B.C. Ltd., a wholly-owned subsidiary of Mercator, pursuant to which Mercator acquired all of the issued and outstanding common shares of Creston (the “Creston Shares”), and Creston became a wholly-owned subsidiary of Mercator.

Prior to the Arrangement, Creston was a British Columbia based mineral exploration company focused on the exploration and development of the El Creston Property in Sonora, Mexico.

2.2                  Acquisition Date

The business acquisition described in this Business Acquisition Report closed on, and the date of acquisition used for accounting purposes is, June 22, 2011.

2.3                 Consideration

The consideration paid by Mercator to the former Creston shareholders for each issued and outstanding Creston Share was comprised of 0.15 of a common share of Mercator (“Mercator Share”) and Cdn$0.08 per Creston share. In the aggregate, Mercator issued 43,051,904 Mercator Shares and paid

US$23.6 million (Cdn$22,961,230.48). In addition, the Company reserved an aggregate of 6,535,320 Mercator Shares issuable on the exercise of previously issued options and warrants to purchase Creston Shares.

2.4                  Effect on Financial Position

The effect of the Arrangement on Mercator’s financial position is outlined in the pro forma statements attached hereto as Schedule "B" to this Report.  In connection with the closing of the Arrangement:
●
Michael L. Surratt, the President, CEO and a director of the Company, ceased to be a director and officer of the Company and Raymond R. Lee, a director of the Company, ceased to be a director of the Company

●	D. Bruce McLeod became the President and CEO and a director of the Company and Colin K. Benner became a director of the Company;
●	Creston became a wholly-owned subsidiary of the Company;
●
the Company entered into a loan agreement with unrelated third parties, to provide a pre-construction term loan in the amount of Cdn$25 million.  The term loan matures on January 3, 2013 and carries an interest rate of 6.5% per annum for the first six months, 7.0% for the second six months and, thereafter, 8.0% per annum.

Other than as disclosed herein the Company has no current plans for material changes in the business affairs of the acquired business that may have a significant effect on the results of the operations or financial position of the acquired business.

2.5                  Prior Valuations

No valuation opinion was required by Canadian securities legislation or a Canadian stock exchange or market to support the consideration paid by Mercator in connection with the acquisition of Creston.

2.6                  Parties to Transaction

The Arrangement was not with an informed person, associate or affiliate of Mercator as those terms are defined under applicable securities legislation.

2.7                  Date of Report

September 1, 2011.

Item 3	Financial Statements and Other Information

The financial statements included in this Business Acquisition Report are as follows:

1)	The audited financial statements of Creston for the years ended July 31, 2010 and July 31, 2009, together with the notes thereto and the auditors’ reports thereon;
2)	The unaudited financial statements of Creston for the six month interim period ended January 31, 2011 with comparatives for the six month interim period ended January 31, 2010; and
3)	The pro forma consolidated balance sheet of the Company as at December 31, 2010 and a pro forma income statement of the Company for the twelve months ended December 31, 2010.

Schedule “A”

CRESTON MOLY CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JULY 31, 2010

1

AUDITORS' REPORT

To the Shareholders of
Creston Moly Corp.

We have audited the consolidated balance sheets of Creston Moly Corp. as at July 31, 2010 and 2009 and the consolidated statements of shareholder’s equity, loss and comprehensive loss and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

November 22, 2010

CRESTON MOLY CORP.

CONSOLIDATED BALANCE SHEETS

	July 31, 2010	July 31, 2009

ASSETS
Current
Cash and cash equivalents	$5,778,302	$2,745,996
Restricted cash - Note 15	2,609,460	1,618,500
Short term investments	2,105	-
Receivables	592,555	50,063
Prepaid expenses and advances	24,737	49,587
	9,007,159	4,464,146

EQUIPMENT - Note 3	65,749	62,818

RECLAMATION BONDS	14,600	-

DEFERRED ACQUISITION COSTS	-	85,335

MINERAL PROPERTIES- Note 5	79,031,068	59,412,319

	$88,118,576	$64,024,618

LIABILITIES
Current
Accounts payable and accrued liabilities	$3,166,335	$4,703,744

ASSET RETIREMENT OBLIGATION- Note 6	99,013	-

FUTURE INCOME TAXES- Note 14	15,452,316	13,512,505
	18,717,664	18,216,249

SHAREHOLDERS’ EQUITY
Capital stock – Note 7	93,011,223	68,688,457
Contributed surplus	6,333,485	5,380,094
Accumulated other comprehensive income	546	-
Deficit	(29,944,342)	(28,260,182)
	69,400,912	45,808,369

	$88,118,576	$64,024,618

NATURE AND CONTINUANCE OF OPERATIONS- Note 1
COMMITMENTS- Note 12
CONTINGENT LIABILITY- Note 15
SUBSEQUENT EVENTS- Note 17

APPROVED BY THE DIRECTOR “D. Bruce McLeod” D. Bruce McLeod	APPROVED BY THE DIRECTOR “Colin K. Benner” Colin K. Benner

CRESTON MOLY CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Share Capital		Contributed Surplus	Accumulated Other Compre- hensive Income	Deficit	Total
	Number	Amount

Balance, July 31, 2008	121,168,147	$64,953,301	$5,105,554	$-	$(22,739,877)	$47,318,978

Warrants exercised	599,999	539,999	-	-	-	539,999
Private placement- net	30,000,000	2,803,107	-	-	-	2,803,107
Finders’ fee	1,473,000	147,300	-	-	-	147,300
Shares for debt settlement	2,447,500	244,750	-	-	-	244,750
Stock-based compensation	-	-	274,540	-	-	274,540
Net loss for the year	-	-	-	-	(5,520,305)	(5,520,305)

Balance, July 31, 2009	155,688,646	68,688,457	5,380,094	-	(28,260,182)	45,808,369

Shares on termination	1,890,000	567,000	-	-	-	567,000
Shares for debt settlement	648,485	107,000	-	-	-	107,000
Shares for acquisition costs	335,121	100,536	-	-	-	100,536
Shares issued for Tenajon	53,241,129	15,972,338	-	-	-	15,972,338
Options issued for Tenajon	-	-	773,688	-	-	773,688
Other comprehensive income	-	-	-	546	-	546
Stock options exercised	1,462,000	251,948	-	-	-	251,948
Transfer on options exercised	-	292,380	(292,380)	-	-	-
Warrants exercised	22,423,000	3,363,450	-	-	-	3,363,450
Net loss for the year	-	-	-		(1,684,160)	(1,684,160)
Private placement	20,485,000	3,668,114	-	-	-	3,668,114
Stock-based compensation	-	-	472,083	-	-	472,083

Balance, July 31, 2010	256,173,381	$93,011,223	$6,333,485	$546	$(29,944,342)	$69,400,912

CRESTON MOLY CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
For the Year Ended

	July 31, 2010	July 31, 2009

EXPENSES
Amortization	$25,232	$25,597
Consulting fees	156,479	503,491
Filing fees	61,110	4,945
Finder’s fee- Note 15	-	2,601,450
Foreign exchange (gain) loss	(30,802)	491,906
Interest charges	39,495	87,193
Management fees	31,500	378,000
Office	359,714	254,207
Professional fees	184,041	585,739
Shareholder communications	129,647	219,087
Stock-based compensation- Note 7	472,083	270,035
Travel and promotion	103,638	161,662
Wages and benefits	437,288	112,131
Gain on dispositions	(1,231)	-
Interest income	(54,034)	(73,138)

LOSS BEFORE INCOME TAXES	1,914,160	5,622,305

Future income tax (recovery)- Note 14	(230,000)	(102,000)

NET LOSS FOR THE YEAR	1,684,160	5,520,305

Unrealized gain on short-term investments	(546)	-

COMPREHENSIVE LOSS FOR THE YEAR	$1,683,614	$5,520,305

BASIC AND DILUTED LOSS PER COMMON SHARE	$0.01	$0.04

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	222,309,424	123,085,289

CRESTON MOLY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Year Ended

	July 31, 2010	July 31, 2009

CASH PROVIDED (USED) BY

OPERATING ACTIVITIES
Net loss for the year	$(1,684,160)	$(5,520,305)
Items not requiring an outlay of cash
Amortization	25,232	25,597
Stock-based compensation	472,083	270,035
Future income tax (recovery)	(230,000)	(102,000)
Gain on dispositions	(1,231)	-

CHANGE IN NON-CASH ITEMS
Receivables	(68,556)	947,878
Prepaid expenses	34,095	19,310
Accounts payable	(1,858,803)	3,083,630
	(3,311,340)	(1,275,855)

INVESTING ACTIVITIES
Restricted cash	(990,960)	(1,618,500)
Mineral property expenditures-net	(2,040,295)	(4,983,714)
Deferred acquisition costs	-	(85,335)
Asset retirement obligation	(38,082)	-
Costs on acquisition of Tenajon Resources	(440,475)	-
Cash on acquisition of Tenajon Resources	2,589,100	-
Proceeds on dispositions	9,009	-
Acquisition of equipment	(28,163)	(1,734)
	(939,866)	(6,689,283)

FINANCING ACTIVITIES
Share issuances	7,302,698	3,539,999
Share issue costs	(19,186)	(49,593)
	7,283,512	3,490,406

CHANGE IN CASH AND CASH EQUIVALENTS	3,032,306	(4,474,732)

CASH AND CASH EQUIVALENTS,
BEGINNING OF THE YEAR	2,745,996	7,220,728

CASH AND CASH EQUIVALENTS,
END OF THE YEAR	$5,778,302	$2,745,996

SUPPLEMENTAL INFORMATION- Note 13

CRESTON MOLY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year ended July 31, 2010

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in the Province of British Columbia and its principal business activity is the acquisition and exploration of mineral properties. To date, the Company has not generated significant revenues from operations and is considered to be in the exploration stage.

The Company is in the process of exploring and acquiring mineral properties. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of its mineral properties and upon future profitable production.  Further the Company expects its current capital resources may not be sufficient to complete its exploration and development plans and operations through its current operating period and will be required to raise additional funds through equity issuances.  The Company’s ability to continue as a going concern is therefore dependent on its ability to raise additional funds through equity issuances.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete equity financings, or generate profitable operations in the future. For the year ended July 31, 2010 the Company incurred a net loss of $1,684,160, has an accumulated deficit of $29,944,342 and working capital of $5,840,824. These consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.    SIGNIFICANT ACCOUNTING POLICIES

a.	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

The Company owns 100% of Creston Mining Corporation (“Creston”) a Canadian corporation acquired May 15, 2007. Creston owns all the issued shares of Exploraciones Global S.A. de C.V. (“Global”), a Mexican corporation which owns specific mineral concessions in Mexico; and Tenajon Resources Corp. (“Tenajon”) which owns the Ajax and Moly Brook Properties in Canada.

b.	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for amortization, accounts payable and accrued liabilities, stock based compensation and future income tax valuation allowances. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

c.	Foreign Currency Translation

The Company’s subsidiaries are considered integrated operations and are translated into Canadian dollars using the temporal method whereby the monetary assets and liabilities are translated using the exchange rate at the balance sheet date and non-monetary items using historical exchange rates. Revenues and expenses are

CRESTON MOLY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year ended July 31, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

c.	Foreign Currency Translation (Continued)

translated at exchange rates prevailing on the respective transaction dates. Exchange gains and losses arising on translation are included in the statement of operations.

d.	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments with original maturities of three months or less.

e.	Short-term Investments

Short term investments are classified as available-for-sale and are recorded at fair value with unrealized gains and losses recorded in other comprehensive income.

f.	Equipment

Equipment is recorded at cost less accumulated amortization.  Amortization is provided for annually at the following rates.

Office equipment	20% declining balance method
Computer equipment	30% declining balance method
Computer software	50% declining balance method
Vehicles	30% declining balance method
Field equipment	20% declining balance method
Leasehold improvements	3 years straight line method

g.	Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

h.	Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

CRESTON MOLY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year ended July 31, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

h.	Asset Retirement Obligations (Continued)

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

i.	Loss per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Diluted loss per share is the same as basic loss per share when the effects of various conversions and exercise of options and warrants would be anti-dilutive.

j.	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences) and on unclaimed losses carried forward. Future income tax assets and liabilities are measured using substantially enacted tax rates expected to be in effect when the temporary differences are likely to reverse or when losses are expected to be utilized. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

k.	Stock-Based Compensation

The Company uses the fair value method for stock-based compensation whereby all awards to employees and nonemployees will be recorded at fair value on the date of the grant and expensed over the related vesting or service period.  The Company uses the Black-Scholes option-pricing model to estimate the fair value of each stock option at the date of grant.  Any consideration paid by the option holders to purchase shares is credited to capital stock.

l.	Financial instruments - recognition and measurement

The Company classifies all financial instruments as either held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Financial instruments are required to be measured at fair value on initial recognition.  Subsequent measurement and changes in fair value will depend on the financial instrument classification.  Held-for-trading financial instruments are measured at fair value with unrealized gains and losses recognized in results of operations.  Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Instruments held-to-maturity, loans and receivables, and other financial liabilities are measured at amortised cost.

CRESTON MOLY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year ended July 31, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

l.	Financial instruments - recognition and measurement (Continued)

The Company has classified its cash and cash equivalents and restricted cash as held-for-trading.  Receivables are classified as loans and receivables. Reclamation bonds are classified held-to-maturity.  Accounts payable and accrued liabilities are classified as other financial liabilities.

m.	Comprehensive Income

Comprehensive income is defined as the change in equity (net assets) from transactions and other events from non-owner sources.  Other comprehensive income is defined as revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income.  This would include holding gains and losses from financial instruments classified as available-for-sale.

n.	Deferred acquisition costs

Costs such as legal, accounting, due diligence, sponsorship and filing fees related to potential acquisitions are deferred and applied towards the cost of the acquisition when completed.  Such costs are expensed if the potential acquisition is no longer considered viable by management.

o.	New Accounting Policies

Effective August 1, 2009 the Company adopted the following new accounting pronouncements

a.
CICA Handbook Section 3064 “Goodwill and intangible assets, which replaces Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”.  This new section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.

b.
CICA Handbook Section 3862, “Financial Instruments- disclosures” was amended to require disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance.  The three levels of the fair value hierarchy are:

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2- Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly and,
Level 3- Inputs that are not based on observable market data

See Note 10 for relevant disclosures.

There was no material impact on the Company’s financial position or results of operations as a result of adopting these new standards.

CRESTON MOLY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year ended July 31, 2010

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

p.	Recent Accounting Pronouncements

i)	International Financial Reporting Standards (IFRS)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of August 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended July 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

ii)
The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests.  Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, Business Combinations.  The section applies prospectively to business combinations for which the acquisition date is set on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS 1AS 27, Consolidated and Separate Financial Statements, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company does not expect the adoption of these accounting policies to have a material impact on its consolidated financial statements.

3.	EQUIPMENT

	July 31, 2010			July 31, 2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Office equipment	$70,608	$38,177	$32,431	$61,033	$31,260	$29,773
Vehicle	6,254	938	5,316	-	-	-
Field Equipment	11,163	1,110	10,053	-	-	-
Computer software	6,483	6,107	376	6,483	5,735	748
Computer equipment	35,082	17,509	17,573	33,911	10,484	23,427
Leasehold improvements	48,786	48,786	-	48,786	39,916	8,870

	$178,376	$112,627	$65,749	$150,213	$87,395	$62,818

CRESTON MOLY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year ended July 31, 2010

4.    ACQUISITION OF TENAJON RESOURCES CORP.

Effective August 26, 2009 the Company acquired all the issued and outstanding shares of Tenajon Resources Corp. (“Tenajon”) by way of a Plan of Arrangement.   Tenajon is a Canadian Company engaged in the acquisition and exploration of molybdenum properties.  Under the terms of the transaction the Company acquired all the issued and outstanding shares of Tenajon by the issuance of 0.84 shares for each share of Tenajon or 53,241,129 common shares.  In addition, 4,078,200 options were exchanged for options held by directors, officers and employees of Tenajon at a value of $773,688, reflecting the terms and conditions of the share exchange ratio.  Included in acquisition costs is 335,121 shares issued to the agent at a value of $100,536 and termination fees of $756,000 comprised of $189,000 of cash and 1,890,000 common shares valued at $567,000.

The transaction has been accounted for as a purchase of assets. The consideration paid, the net assets acquired and their assigned values are summarized as follows:

Consideration paid
Issuance of common shares (53,241,129 shares at $0.30 per share)	$15,972,338
Fair value of stock options	773,688
Acquisition costs	1,193,346

$17,939,372

Net assets acquired
Cash and cash equivalents	$2,589,100
Receivables	21,840
Prepaid expenses and deposits	9,245
Short-term investments	9,337
Reclamation bonds	14,600
Mineral properties	17,731,960
Accounts payable	(141,368)
Asset retirement obligations	(125,531)
Future income taxes	(2,169,811)

$17,939,372

5.	MINERAL PROPERTIES

Creston Property, Mexico

The Company through its wholly owned subsidiaries Creston and Global own 100% of the Creston molybdenum deposit, located in Sonora, Mexico. The mineral concessions are subject to a 3% net profits interest retained by the vendors.

Moly Brook, Newfoundland

On acquisition of Tenajon the Company acquired 100% of the Moly Brook molybdenum property located in Newfoundland, Canada.  The Moly Brook property is subject to a 2% net smelter royalty (“NSR”), of which 1.5% can be purchased by the Company for $1,500,000.  The Company also acquired 100% of the Moly Brook Extension Property.  The property is subject to a 2% NSR, of which 1.5% can be purchased by the Company for $1,500,000.  The Company also acquired a 100% interest in the Grey River West property.  The property is subject to a 2% NSR, of which 1% can be purchased back for $1,000,000.

CRESTON MOLY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year ended July 31, 2010

5.	MINERAL PROPERTIES (CONTINUED)

On acquisition, the Company also acquired the Moly Brook North Property. The property is subject to a 2% NSR of which 1 % can be purchased by the Company for $1,500,000.  The Company also acquired 100% of the Grey River Gold property.   The property is subject to a 2% NSR of which 1% can be purchased by the Company for $1,500,000.  In addition the Company has acquired through staking 51 claims immediately to the north of the Moly Brook North claim block.

Ajax Property, BC

The Company owns a 100% interest in six mineral claims known as the Ajax Molybdenum Property in B.C.  These claims were acquired by staking.

Mineral Properties	July 31, 2010	July 31, 2009
EXPENDITURES
El Creston, Mexico
-Assays	$156,819	$70,713
-Consulting fees	232,992	1,823,292
-Drilling	795,646	784,110
-Field costs	201,091	358,227
-Field equipment	58,587	8,682
-Geological	554,966	498,874
-Geophysics	103,258	-
-Metallurgy	42,016	-
-Vehicle transportation and travel	96,609	129,439
-Stock-based compensation	-	4,505
	2,241,984	3,677,842
Balance, beginning of the year	59,412,319	55,734,477
	61,654,303	59,412,319

Ajax, Canada
-Acquisition costs	7,092,784	-
-Asset retirement obligation	1,004	-
-Recovery of tax credits	(452,096)	-
-Less: Amounts recovered	(9,060)	-
	6,632,632	-

Moly Brook, Canada
-Acquisition costs	10,639,176	-
-Assays	8,181	-
-Asset retirement obligation	10,560	-
-Field costs	6,235	-
-Field equipment and fuel	37,252	-
-Helicopter	20,509	-
-Labour and miscellaneous	67,674	-
-Less: Government assistance	(45,454)	-
	10,744,133	-

Balance, end of the year	$79,031,068	$59,412,319

CRESTON MOLY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year ended July 31, 2010

6.	ASSET RETIREMENT OBLIGATION

	July 31, 2010	July 31, 2009

Asset retirement obligation, beginning of the year	$-	$-

-Acquired on acquisition of Tenajon	125,531	-
-Expenditures	(38,082)	-
-Accretion	11,564	-

Asset retirement obligation, end of the year	$99,013	$-

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, was estimated to be $186,239 of which $38,082 was incurred.  The obligation was calculated using a credit-adjusted risk free discount rate of 10% and an inflation rate of 1%.  It is expected that this obligation will be funded from working capital at the time the costs are incurred with the majority of costs expected to occur between 2010 and 2014.

7.	CAPITAL STOCK

a.	Authorized

Unlimited number of common shares without par value.

During fiscal 2008, the Company adopted a Shareholder Rights Plan (“Rights Plan”) which will entitle shareholders of record the right to acquire additional common shares of the Company at a 50% discount to the market price on the occurrence of certain triggering events, which includes the acquisition by a person or group of 20% or more of the votes attached to all outstanding common shares of the Company in a transaction not approved by the Company’s board of directors. If not terminated earlier, the Rights Plan will expire in 2017.

b.	Incentive Program for the Early Exercise of Warrants

During the year ended July 31, 2010 the Company received conditional regulatory approval of an incentive program to encourage the early exercise of up to 31,473,000 warrants.  Under the terms of the program the original warrants were amended to enable the holders to receive a unit for each original warrant exercised prior to the expiry date of the incentive program in lieu of one common share.  Each unit consisted of one share and one-half of a warrant.  Each whole warrant will allow the holder to acquire an additional common share of the Company at a price of $0.24 per share for a period of two years.   Effective December 17, 2009 22,423,000 warrants were exercised pursuant to the program for proceeds of $3,363,450 and 11,211,500 warrants were issued exercisable at a price of $0.24 per share for a period of two years.

c.	Private placements

During the year ended July 31, 2010 the Company completed a non-brokered 20,485,000 share private placement at price of $0.18 per share for gross proceeds of $3,687,300.

During the year ended July 31, 2009 the Company completed a 30,000,000 unit private placement at a price of $0.10 per unit for gross proceeds of $3,000,000.  Each unit consisted of one share and one share purchase warrant entitling the purchaser to acquire an additional share at a price of $0.15 per share for a period of two years.  A finders’ fee of $25,500 cash and 1,473,000 units with a value of $147,300 was paid in connection with the private placement.  The units issued as a finders’ fee bear the same terms and conditions as the units of the private placement.

CRESTON MOLY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year ended July 31, 2010

7.	CAPITAL STOCK (CONTINUED)

d.	Stock Options

During fiscal 2008 the Company adopted a rolling incentive stock option plan whereby a maximum of 10% of the Company’s issued shares from time to time, may be reserved for issuance as options to eligible persons to acquire common shares in the Company. Pursuant to the terms of the plan, the Board of Directors have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set out in the plan. In general, options must expire within five years of the grant date, the exercise price may not be less than the discounted market price as prescribed by the TSX Venture Exchange (“TSX-V”), the options will vest at the discretion of the Board of Directors and not more than 5% (2% for a director or person engaged in investor relations) may be reserved for issuance to any one person during any twelve month period.  The plan is subject to annual approval by the shareholders and the TSX-V.

Options granted prior to the implementation of the new plan continue to be governed by the rules of the Company’s old plan, whereby the maximum number of shares reserved for issuance is 6,000,000 common shares, the exercise price of the option issued under the plan will not be priced lower than the market price of the Company’s shares at the time of the grant, with a minimum exercise price of $0.10 per share, the term will not exceed five years and vest at a rate of 25% on the grant date and 25% every six month period thereafter.

During the year ended July 31, 2010, the Company granted 7,187,700 stock options and recorded $1,245,771 of stock-based compensation expense for options granted of which $773,688 was capitalized in conjunction with the Tenajon acquisition.

During fiscal 2009, the Company granted 1,560,000 stock options with a fair value of $185,790 and recorded $270,035 as stock-based compensation expense for options which vested during the period and $4,505 as exploration expenditures.

The weighted average fair value of options granted during the current year was $0.16 (2009- $ 0.12) per option.

The following weighted average assumptions were used for valuing the stock options granted.

	July 31, 2010	July 31, 2009

Risk-free interest rate	0.99%	0.99 - 2.26%
Expected life of options	3 years	3 years
Annualized volatility	123 - 127%	117 - 122%
Dividend rate	0.00%	0.00%

Option pricing models require the input of highly speculative assumptions, including the expected future price volatility of the Company’s shares. Changes in these assumptions can materially affect the fair value estimate and, therefore, existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

CRESTON MOLY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year ended July 31, 2010

7.	CAPITAL STOCK (CONTINUED)

As at July 31, 2010, the following incentive stock options were outstanding:
Options	Exercise Price	Expiry Date
125,000	$ 0.165	September 21, 2010
100,000	0.25	October 14, 2010
100,000	0.25	February 11, 2011
756,000	0.476	April 21, 2011
150,000	0.18	August 13, 2011
126,000	0.274	January 24, 2012
1,055,000	0.40	March 27, 2012
37,800	0.988	April 30, 2012
300,000	1.05	May 15, 2012
113,400	0.571	September 10, 2012
735,000	0.893	September 26, 2012
2,085,000	0.40	January 21, 2013
33,600	0.631	February 28, 2013
350,000	0.31	May 11, 2013
300,000	0.35	July 17, 2013
134,400	0.333	July 31, 2013
50,000	0.25	October 8, 2013
1,000,000	0.245	October 30, 2013
16,800	0.179	October 31, 2013
360,000	0.15	March 2, 2014
1,218,000	0.179	April 1, 2014
3,109,500	0.22	December 22, 2014

12,255,500	$ 0.35

	July 31, 2010		July 31, 2009

	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price

Balance, beginning of the year	9,300,000	$0.36	8,925,000	$0.38
Granted	7,187,700	0.34	1,560,000	0.22
Exercised	(1,462,000)	(0.17)	-	-
Expired	(2,770,200)	(0.44)	(1,185,000)	0.30

Balance, end of the year	12,255,500	$0.35	9,300,000	$0.36

Exercisable	12,201,084	$0.35	9,300,000	$0.36

CRESTON MOLY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year ended July 31, 2010

7.	CAPITAL STOCK (CONTINUED)

e.	Share Issue Warrants

	July 31, 2010		July 31, 2009

	Number of warrants	Weighted Average Exercise price	Number of warrants	Weighted Average Exercise price

Balance, beginning of the year	70,814,744	$0.57	39,941,743	$0.90
Exercised	(22,423,000)	0.15	(599,999)	0.90
Expired	(31,409,601)	0.90	-	-
Issued	11,211,500	0.24	31,473,000	0.15

Balance, end of the year	28,193,643	$0.40	70,814,744	$0.57

As at July 31, 2010, the following warrants were outstanding:

Warrants	Exercise Price	Expiry Date

7,932,143	$ 0.90	May 15, 2012
9,050,000	0.15	July 27, 2011
11,211,500	0.24	December 17, 2011

28,193,643

8.	RELATED PARTY TRANSACTIONS

During the year ended July 31, 2010, the Company entered into the following transactions with related parties not disclosed elsewhere in these consolidated financial statements:

a.
Paid or accrued management and consulting fees of $206,461 (2009 - $533,000) to directors and officers or their companies and capitalized geological costs of $77,548 (2009 - $456,797) paid to companies affiliated with directors or former directors of the Company.

b.	Issued 1,890,000 shares to a director and two former directors in conjunction with the termination of their management contracts at a value of $567,000 (2009 - nil).
c.	Issued 406,061 shares in settlement of $67,000 (2009 - nil) of amounts payable to directors and officers.
d.	The Company shares office premises with a public company that has a director in common and paid $251,101 (2009 - $26,400) as its share of the ongoing occupancy and staffing costs.
e.	Included in accounts payable is $48,599 (2009-$ 163,445) due to directors, former directors and officers or companies affiliated with directors.
f.	Included in receivables is $9,456 (2009 - $Nil) due from a company affiliated with a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related parties include directors and officers and companies with common management and directorships.

CRESTON MOLY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year ended July 31, 2010

9.	SEGMENTED INFORMATION

The Company has one operating segment being the acquisition and exploration of mineral properties. Geographic information is as follows:

	Canada	Mexico	Total
July 31, 2010
-Equipment	$ 41,768	$ 23,981	$ 65,749
-Mineral properties	17,376,765	61,654,303	79,031,068
	$ 17,418,533	$ 61,678,284	$ 79,096,817

Net loss for the year	$ 1,492,584	$ 191,576	$1,684,160

July 31, 2009
- Equipment	$ 62,818	$ -	$ 62,818
- Mineral properties	-	59,412,319	59,412,319
	$ 62,818	$ 59,412,319	$ 59,475,137

Net loss for the year	$4,941,358	$578,947	$5,520,305

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, restricted cash and accounts payable and accrued liabilities.  Cash and cash equivalents and restricted cash are carried at fair value using a level 1 fair value measurement.  The carrying values of receivables and of accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturity.

The Company is exposed to a variety of financial risks by virtue of its activities, including credit risk, liquidity risk and interest rate risk.  The Company’s objective with respect to financial instrument risk management is to minimize potential adverse effects on the Company’s financial position and performance.  Management is responsible to the Board of Directors for establishing controls and procedures with the objectives that financial instrument risks are mitigated to acceptable levels.

i)	Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  There is limited interest rate risk due to the short-term maturity of the Company’s monetary assets and liabilities.  Cash and cash equivalents include deposits which can be subject to variable interest rates.  Sensitivity to a plus or minus 1% change in rates could affect net loss by $3,700 over the next three months.

ii)	Credit risk

Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.  The Company is not exposed to significant credit risk on its financial assets due to cash being placed with major financial institutions and taxes recoverable are due from government agencies.

CRESTON MOLY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year ended July 31, 2010

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

i)	Currency risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred are not denominated in Canadian dollars.  The Company conducts business in Mexico whose currency is the Mexican peso and makes significant purchases in U.S. dollars.  As such, the Company is subject to risk due to fluctuations in the exchange rate for the Mexican peso and the U.S. dollar.  At July 31, 2010 the Company did not have significant funds denominated in Mexican pesos and had $678,958 denominated in U.S. dollars.  The Company does not have foreign currency derivatives in place to hedge this risk.

ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.  The Company is exposed to liquidity risk should the Company encounter difficulties meeting its obligations.

iii)	Other price and market risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of commodities.  The Company is exposed to other price and market risks should the fair value of future cash flows from financial instruments fluctuate.

11.	MANAGEMENT OF CAPITAL

The Company considers shareholders’ equity and debt as capital. The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, pursue the development of mineral resource interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

The Company’s current capital resources may not be sufficient to meet all of its future exploration plans and operating requirements and may be dependent upon future equity or debt transactions to meet these obligations.

12.	COMMITMENTS

The Company previously entered into four management and consulting agreements, with directors, officers and their companies requiring minimum payments of $468,000 per annum. The agreements contained termination clauses which provide for payments of up to 24 months of the monthly contractual amounts.  During the year ended July 31, 2010 the Company terminated these agreements for total consideration of $189,000 and 1,890,000 shares valued at $567,000.

CRESTON MOLY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year ended July 31, 2010

12.  COMMITMENTS (CONTINUED)

Effective January 1, 2010 the Company entered into three employment agreements requiring minimum payments of $367,500 per annum.  The agreements contain clauses which provide for payments of between 24 and 36 months should the contracts be terminated or certain specified transactions occur.

The Company previously entered into a management consulting agreement with a director’s company which provided for annual payments of $120,000. The agreement contained an incentive clause providing for a cash bonus payment of up to 0.75% of the aggregate value of certain specified transactions and a termination payment from six months to thirty-six months of the monthly contract amounts. The Company also committed to issue stock options to acquire up to 1,250,000 common shares to be maintained on a non-dilutive basis. Effective September 1, 2009 the agreement was amended to provide annual payments totalling $55,000 and payments of up to 36 months on termination.

The Company shares office premises with a public company that has a director in common and has entered into an agreement to pay a share of ongoing joint occupancy, office and staff costs.

Minimum annual payments over the remaining initial terms of the above contracts for fiscal years are; 2011 - $492,747; 2012 – $426,190, 2013- $422,500, 2014- $422,500 and 2015- $422,500

13.	SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended July 31, 2010	Year Ended July 31, 2009
Interest paid in cash during the period	$-	$-

Income taxes paid in cash during the period	$-	$-

	July 31, 2010	July 31, 2009

CASH AND CASH EQUIVALENTS
-Cash on deposit	$3,603,487	$2,733,716
-U.S. dollars	678,958
- Short-term investments	1,480,000	-
-Mexican Pesos	15,857	12,280
	$5,778,302	$2,745,996

Significant non-cash transactions for the year ended July 31, 2010 consisted of:

i.	Incurred mineral property expenditures of $300,031 (2009-$13,005) through accounts payable
ii.	Issuance of 648,486 (2009- 2,447,500) shares in settlement of $107,000 (2009-$244,750) of debt
iii.	Issuance of 53,241,129 shares at a value of $15,972,338 in conjunction with the Tenajon acquisition
iv.	Issuance of 4,078,200 options at a value of $773,688 in conjunction with theTenajon acquisition
v.	Incurring acquisition costs on the acquisition of Tenajon of $85,335 through deferred acquisition costs
vi.	Transfer of contributed surplus of $292,380 (2009- $nil) on the exercise of stock options
vii.	Recording an accretion charge of $11,564 (2009-$nil) on the asset retirement obligation
viii.	Issuance of 1,890,000 shares at a value of $567,000 on the termination of management and consulting contracts related to the Tenajon acquisition.
ix.	Issued 335,120 shares at a value of $100,536 for Tenajon acquisition costs
x.	Incurred mineral property expenditures of $nil (2009- $4,505) through stock-based compensation
xi.	Issuance of nil (2009-1,473,000) units at a value of $nil (2009- $147,300) as a Finders’ Fee in connection with a private placement.
xii.	Incurred mineral property recoveries of $452,096 (2009-$ nil) through receivables.

CRESTON MOLY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year ended July 31, 2010

14.	INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	July 31, 2010	July 31, 2009

Net loss before income taxes	$1,914,160	$5,622,305

Expected income tax (recovery)	(285,264)	(1,625,497)
Non-deductible (deductible) expenses for tax purposes	(406,719)	779,966
Unrecognized benefit of non-capital losses	461,983	743,531

Future income tax (recovery)	$(230,000)	$(102,000)

The significant components of the Company’s future income tax assets and liabilities are as follows:

Future income tax assets
- Non-capital losses	$2,450,388	$2,101,890
- Resource expenditures	1,713,187	1,702,870
- Other items	164,457	288,430
	4,328,032	4,093,190

Valuation allowance	(4,328,032)	(4,093,190)

Future income tax assets	$-	$-

Future income tax liabilities
- Mineral properties	(15,452,316)	(13,512,505)

Future income tax assets (liabilities)	$(15,452,316)	$(13,512,505)

The future income tax liability is a result of the difference between the carrying amount and the tax bases of the Company’s mineral property interests owned by Global and Tenajon Resources Corp.

The Company and its subsidiaries have incurred income tax losses in different jurisdictions which may not be available for offset against future year’s taxable income.

As at July 31, 2010, the Company has noncapital losses of approximately $12,843,000.  These losses, if not utilized, will expire through 2030.  Additionally, the Company has capital losses of $3,215,000 and resource-related expenditures of approximately $22,895,272 which are available for carry-forward to reduce future year’s otherwise taxable income. No future income tax benefit has been recognized in the accounts.

CRESTON MOLY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year ended July 31, 2010

15.	CONTINGENT LIABILITY

In connection with the acquisition of Creston Mining Corporation in May 2007 the Company agreed to pay a Finders’ Fee to an arm’s length third party (the “Fee”). The TSX-V approved the payment of US$1,500,000 as the Fee, which, at the option of the Finder, could be paid in any combination of cash or shares.  The TSX-V determined that a price of $0.70 per share was to be used in determining the number of shares to be issued as payment of the Fee or a portion of the Fee. The Finder claimed that $0.15 per share should have been used as the basis for determining the Fee. The Finder entered into arbitration proceedings seeking payment of the Fee in cash at an equivalent price of $0.15 per share.  The arbitrator found in favour of the Finder, awarded the Finder CDN$4.14 million plus costs and the Company recorded the additional amount awarded in the arbitration as a liability.  The Company applied to the Courts for leave to appeal the award, however, the leave to appeal was denied and the Company has applied to appeal the award in a higher court.   In conjunction with seeking an appeal of the arbitrator’s award the Company registered a General Security Agreement over the assets of the Company in favour of the Finder and entered into an Escrow Agreement which provided that the Escrow Agent would hold US$1,500,000 on deposit and the shares of the Company’s subsidiaries, Creston Mining Corporation and Global, as additional security.  During the year ended July 31, 2010 the Escrow Agent forwarded US$1,500,000 ($1,637,400) to the Finder and the Company deposited the unpaid balance of the arbitration award ($2,502,600) plus interest into trust.  On depositing the funds into trust the General Security and Escrow agreements were terminated and the shares of the Company’s subsidiaries were released from escrow.  On May 14, 2010, the British Columbia Court of Appeal unanimously reversed the decision of the lower court and granted the Company leave to appeal the decision in the Supreme Court of B.C.

16.	COMPARATIVE FIGURES

Certain of the 2009 comparative figures have been restated to conform with the presentation adopted for the current year.

17.	SUBSEQUENT EVENTS

Subsequent to July 31, 2010 the Company:

i)
Acquired the surface rights to an additional 2,298 hectares adjacent to the El Creston Deposit through purchasing two properties and entering into a twenty year occupancy agreement allowing the Company to occupy and use land adjacent to the El Creston Deposit for mining purposes.  Incorporated into the occupancy agreement is the right for the Company to purchase the land.

ii)
Entered into an agreement with a syndicate of underwriters pursuant to which the Underwriters agreed to purchase on a bought deal basis, 25,000,000 Special Warrants of the Company at a price of $0.40 per Special Warrant, for gross proceeds of $10,000,000.  In addition, the Underwriters have also been granted an option to purchase an additional 3,750,000 Special Warrants at any time up to 48 hours prior to the closing date for additional proceeds of $1,500,000.  In consideration for underwriting the Special Warrants the Underwriters will be paid a cash fee of 6% of the total gross proceeds and will be issued warrants equal in number to 5% of the Special Warrants sold.

iii)
Entered into non-brokered private placement subscription agreements with four directors to purchase a total of 340,000 shares at a price of $0.40 per share for total proceeds of $136,000, subject to regulatory approval.

CRESTON MOLY CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year ended July 31, 2010

17.   SUBSEQUENT EVENTS (CONTINUED)

iv)
Options to purchase 125,000 shares were exercised at a price of $0.165 per share, 100,000 options expired unexercised, 375,000 warrants were exercised, 600,000 options were granted to a director exercisable at a price of $0.21 per share for a period of five years and 450,000 options were granted to a consultant exercisable at a price of $0.23 for a period of three years.

v)
Pursuant to an agreement entered into August 12, 2010 the Company has reserved and allotted up to 2,950,000 options to an independent consulting group, exercisable at a price of $0.23 for a period of three years, for services to be rendered in connection with the negotiations and implementation of an arrangement that would provide subsequent funding of the El Creston project.

CRESTON MOLY CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JANUARY 31, 2011
(Unaudited- Prepared by Management)

CRESTON MOLY CORP.

INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited- Prepared by Management)

	January 31, 2011	July 31, 2010

ASSETS
Current
Cash and cash equivalents	$12,520,520	$5,778,302
Cash restricted - Note 12	2,609,460	2,609,460
Short-term investments	3,819	2,105
Receivables	458,369	592,555
Prepaid expenses and deposits	253,628	24,737
	15,845,796	9,007,159

EQUIPMENT - Note 4	67,935	65,749

RECLAMATION BONDS	14,600	14,600

MINERAL PROPERTIES - Note 5	82,800,341	79,031,068

	$98,728,672	$88,118,576

LIABILITIES
Current
Accounts payable and accrued liabilities - Note 12	$3,797,312	$3,166,335

ASSET RETIREMENT OBLIGATION - Note 6	104,796	99,013

FUTURE INCOME TAXES	15,614,316	15,452,316
	19,516,424	18,717,664

SHAREHOLDERS’ EQUITY
Capital stock - Note 7	103,568,653	93,011,223
Contributed surplus	6,773,241	6,333,485
Accumulated other comprehensive income	2,260	546
Deficit	(31,131,906)	(29,944,342)
	79,212,248	69,400,912

	$98,728,672	$88,118,576

NATURE AND CONTINUANCE OF OPERATIONS - Note 2
COMMITMENTS - Note 9
CONTINGENT LIABILITY- Note 12
SUBSEQUENT EVENTS -Note 13

APPROVED BY THE DIRECTOR “D. Bruce McLeod” D. Bruce McLeod	APPROVED BY THE DIRECTOR “Colin K. Benner” Colin K. Benner

The accompanying notes are an integral part of these interim consolidated financial statements

CRESTON MOLY CORP.

INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited- Prepared by Management)

	Share Capital		Contributed Surplus	Accumulated Other Compre- hensive Income	Deficit	Total
	Number	Amount

Balance, July 31, 2008	121,168,147	$64,953,301	$5,105,554	$-	$(22,739,877)	$47,318,978

Warrants exercised	599,999	539,999	-	-	-	539,999
Private placement- net	30,000,000	2,803,107	-	2,803,107
Finders’ fee	1,473,000	147,300	-	147,300
Shares for debt settlement	2,447,500	244,750	-	244,750
Stock-based compensation	-	-	274,540	-	-	274,540
Net loss for the year	-	-	-	-	(5,520,305)	(5,520,305)

Balance, July 31, 2009	155,688,646	68,688,457	5,380,094	-	(28,260,182)	45,808,369

Shares on termination	1,890,000	567,000	-	-	-	567,000
Shares for debt settlement	648,485	107,000	-	-	-	107,000
Shares for acquisition costs	335,121	100,536	-	-	-	100,536
Shares issued for Tenajon	53,241,129	15,972,338	-	-	-	15,972,338
Stock options exercised	1,462,000	251,948	-	-	-	251,948
Transfer on options exercised	-	292,380	(292,380)	-	-	-
Options issued for Tenajon	-	-	773,688	-	-	773,688
Warrants exercised	22,423,000	3,363,450	-	-	-	3,363,450
Private placement	20,485,000	3,668,114	-	-	-	3,668,114
Other comprehensive income	-	-	-	546	-	546
Stock-based compensation	-	-	472,083	-	-	472,083
Net loss for the year	-	-	-	-	(1,684,160)	(1,684,160)

Balance, July 31, 2010	256,173,381	93,011,223	6,333,485	546	(29,944,342)	69,400,912
Stock options exercised	175,000	33,125	-	-	-	33,125
Transfer on options exercised	-	19,234	(19,234)	-	-	-
Stock-based compensation	-	-	184,672	-	-	184,672
Other comprehensive income	-	-	-	1,714	-	1,714
Warrants exercised	427,500	102,600	-	-	-	102,600
Net loss for the period	-	-	-	-	(1,187,564)	(1,187,564)
Private placement	340,000	136,000	-	-	-	136,000
Private placement	28,750,000	10,266,471	274,318	-	-	10,540,789

Balance, January 31, 2011	285,865,881	$103,568,653	$6,773,241	$2,260	$(31,131,906)	$79,212,248

The accompanying notes are an integral part of these interim consolidated financial statements

CRESTON MOLY CORP.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited- Prepared by Management)

	Three Months Ended January 31, 2011	Three Months Ended January 31, 2010	Six Months Ended January 31, 2011	Six Months Ended January 31, 2010

EXPENSES
Amortization	$3,387	$6,787	$6,978	$15,546
Consulting fees	53,562	76,393	68,816	108,060
Filing fees	12,170	30,951	30,209	37,087
Foreign exchange (gain) loss	23,092	(4,775)	10,957	3,193
Interest charges	5,472	22,713	6,604	36,347
Management fees	-	-	-	31,500
Office	93,458	72,984	179,925	197,534
Professional fees	13,510	53,852	43,531	112,003
Shareholder communications	40,627	20,900	53,025	57,711
Stock-based compensation	27,568	480,491	184,672	480,491
Salaries, wages and benefits	290,731	108,821	422,189	137,615
Travel and promotion	34,351	24,173	49,277	50,778
Loss (Gain) on dispositions	4,847	-	4,847	(389)
Interest income	(25,300)	(6,810)	(35,466)	(9,063)

	577,475	886,480	1,025,564	1,258,413

Future income tax	162,000	-	162,000	-

NET LOSS FOR THE PERIOD	739,475	886,480	1,187,564	1,258,413

Unrealized gain on short-term investments	(935)	-	(1,714)	(467)

COMPREHENSIVE LOSS FOR THE PERIOD	$738,540	$886,480	$1,185,850	$1,257,946

BASIC AND DILUTED LOSS PER COMMON SHARE	$0.00	$0.01	$0.01	$0.01

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	262,271,859	223,360,497	259,255,908	207,901,575

The accompanying notes are an integral part of these interim consolidated financial statements

CRESTON MOLY CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited- Prepared by Management)

	Three Months Ended January 31, 2011	Three Months Ended January 31, 2010	Six Months Ended January 31, 2011	Six Months Ended January 31, 2010

CASH PROVIDED (USED) BY

OPERATING ACTIVITIES
Net loss for the period	$(739,475)	$(886,480)	$(1,187,564)	$(1,258,413)
Items not requiring an outlay of cash
Amortization	3,387	6,787	6,978	15,546
Stock-based compensation	27,568	480,491	184,672	480,491
Loss (Gain) on dispositions	4,847	-	4,847	(389)
Future income taxes	162,000	-	162,000	-

CHANGE IN NON-CASH ITEMS
Receivables	292,623	(2,197)	134,186	(20,638)
Prepaid expenses	(209,913)	(47,063)	(228,891)	(61,328)
Accounts payable	48,301	(152,905)	51,715	(1,842,668)
	(410,662)	(601,367)	(872,057)	(2,687,399)

INVESTING ACTIVITIES
Restricted cash	-	(2,609,460)	-	(990,960)
Mineral property expenditures	(1,772,665)	(250,301)	(3,184,228)	(326,932)
Reduction in asset retirement obligation	-	-	-	(38,082)
Costs on acquisition of Tenajon Resources Corp.	-	-	-	(440,475)
Cash on acquisition of Tenajon Resources Corp.	-	-	-	2,589,100
Proceeds on dispositions	-	-	-	8,167
Acquisition of equipment	(3,574)	(2,725)	(14,011)	(2,725)
	(1,776,239)	(2,862,486)	(3,198,239)	798,093

FINANCING ACTIVITIES
Share issuances	10,701,889	3,427,772	10,812,514	3,488,398

CHANGE IN CASH AND CASH EQUIVALENTS	8,514,988	(36,081)	6,742,218	1,599,092

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	4,005,532	4,381,169	5,778,302	2,745,996

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$12,520,520	$4,345,088	$12,520,520	$4,345,088

SUPPLEMENTAL CASH FLOW INFORMATION - Note 11

The accompanying notes are an integral part of these interim consolidated financial statements

CRESTON MOLY CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Six Month Period Ended January 31, 2011
(Unaudited- Prepared by Management)

1.         BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared under Canadian Generally Accepted Accounting Principles applicable to interim consolidated financial statements and therefore do not include all the disclosures required for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the audited annual financial statements for the year ended July 31, 2010 and included with the Company’s annual report. In the opinion of management, these financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flow for the three and six month periods ended January 31, 2011 and 2010.

2.         NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in the Province of British Columbia and its principal business activity is the acquisition and exploration of mineral properties. To date, the Company has not generated significant revenues from operations and is considered to be in the exploration stage.

The Company is in the process of exploring and acquiring mineral properties. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of its mineral properties and upon future profitable production. Further the Company expects its current capital resources may not be sufficient to complete its exploration and development plans and operations through its current operating period and could be required to raise additional funds through equity issuances.The Company’s ability to continue as a going concern is therefore dependent on its ability to raise additional funds through equity issuances.

These unaudited interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian Generally Accepted Accounting Principles which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete equity financings, or generate profitable operations in the future. For the six month period ended January 31, 2011 the Company incurred a net loss of $1,187,564, has an accumulated deficit of $31,131,906 and working capital of $12,048,484. These interim consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

3.         SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended July 31, 2010.

Recently Introduced Accounting Pronouncements

i)	International Financial Reporting Standards (IFRS)
In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition will require the restatement for comparative purposes of amounts reported by the Company for the year ended July 31, 2011.

ii)
The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Sections 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interest. Section 1582 replaces Section 1581, Business Combinations and establishes standards for the accounting for a business

6

CRESTON MOLY CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Six Month Period Ended January 31, 2011
(Unaudited- Prepared by Management)

3.        SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

combination. It provides the Canadian equivalent to IFRS 3, Business Combinations. The section applies prospectively to business combinations for which the acquisition date is set on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Section 1601 and 1602 together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements.Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS 1 AS 27, Consolidated and Separate Financial Statements, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

4.        EQUIPMENT

	January 31, 2011			July 31, 2010
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Office equipment	$74,182	$41,459	$32,723	$70,608	$38,177	$32,431
Vehicle (disposed)	-	-	-	6.254	938	5,316
Field Equipment	15,261	2,220	13,041	11,163	1,110	10,053
Computer software	6,483	6,201	282	6,483	6,107	376
Computer equipment	41,421	19,532	21,889	35,082	17,509	17,573

	$137,347	$69,412	$67,935	$129,590	$63,841	$65,749

5.        MINERAL PROPERTIES

Creston Property, Mexico

The Company through its wholly owned subsidiaries Creston and Global own 100% of the Creston molybdenum deposit, located in Sonora, Mexico. The mineral concessions are subject to a 3% net profits interest retained by the vendors.

During the period, the Company acquired the surface rights to an additional 2,298 hectares adjacent to the El Creston Deposit through purchasing two properties and entering into a twenty year occupancy agreement allowing the Company to occupy and use land adjacent to the El Creston Deposit for mining purposes. Incorporated into the occupancy agreement is the right for the Company to purchase the land.

Moly Brook, Newfoundland

On acquisition of Tenajon in August 2009, the Company acquired 100% of the Moly Brook molybdenum property located in Newfoundland, Canada. The Moly Brook property is subject to a 2% net smelter royalty (“NSR”), of which 1.5% can be purchased by the Company for $1,500,000. The Company also acquired 100% of the Moly Brook Extension Property. The property is subject to a 2% NSR, of which 1.5% can be purchased by the Company for $1,500,000. The Company also acquired a 100% interest in the Grey River West property. The property is subject to a 2% NSR, of which 1% can be purchased for $1,000,000.

The Company also acquired the Moly Brook North Property. The property is subject to a 2% NSR of which 1 % can be purchased by the Company for $1,500,000. The Company also acquired 100% of the Grey River Gold property. The property is subject to a 2% NSR of which 1% can be purchased by the Company for $1,500,000. In addition, the Company has acquired through staking 51 claims immediately to the north of the Moly Brook North claim block.

7

CRESTON MOLY CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Six Month Period Ended January 31, 2011
(Unaudited- Prepared by Management)

5.        MINERAL PROPERTIES (CONTINUED)

Ajax Property, BC

The Company owns a 100% interest in six mineral claims known as the Ajax Molybdenum Property in B.C. These claims were acquired by staking.

Mineral Properties	January 31, 2011	July 31, 2010

El Creston, Mexico
- Acquisition - land	$362,376	$-
- Assays	106,402	156,819
- Consulting fees	238,604	232,992
- Drilling	830,668	795,646
- Field costs	253,713	201,091
- Field equipment	126,924	58,587
- Geological and engineering	1,384,464	554,966
- Geophysics	11,624	103,258
- Metallurgy	381,245	42,016
- Vehicle transportation and travel	33,699	96,609
	3,729,719	2,241,984
Balance, beginning of the period	61,654,303	59,412,319
	65,384,022	61,654,303

Ajax, Canada
- Acquisition costs	-	7,092,784
- Asset retirement obligation	502	1,004
- Field and storage costs	6,406	-
- Recovery of tax credits	-	(452,096)
- Less: Amounts recovered	-	(9,060)
	6,908	6,632,632
Balance, beginning of the period	6,632,632	-
	6,639,540	6,632,632

Moly Brook, Canada
- Acquisition costs	-	10,639,176
- Assays	-	8,181
- Asset retirement obligation	5,281	10,560
- Field costs	27,365	6,235
- Field equipment and fuel	-	37,252
- Helicopter	-	20,509
- Labour and miscellaneous	-	67,674
- Less: Government assistance	-	(45,454)
	32,646	10,744,133
Balance, beginning of the period	10,744,133	-
	10,776,779	10,744,133

Balance, end of the period	$82,800,341	$79,031,068

8

CRESTON MOLY CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Six Month Period Ended January 31, 2011
(Unaudited- Prepared by Management)

6.         ASSET RETIREMENT OBLIGATION

	January 31, 2011	July 31, 2010

Asset retirement obligation, beginning of the period	$99,013	$-

- Acquired on acquisition of Tenajon	-	125,531
- Expenditures	-	(38,082)
- Accretion	5,783	11,564

Asset retirement obligation, end of the period	$104,796	$99,013

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, on the Ajax and Moly Brook properties was estimated to be $186,239 of which $38,082 has been incurred. The obligation was calculated using a credit-adjusted risk free discount rate of 10% and an inflation rate of 1%. It is expected that this obligation will be funded from working capital at the time the costs are incurred with the majority of costs expected to occur before 2015.

7.            CAPITAL STOCK

a.      Authorized

Unlimited number of common shares without par value.

During fiscal 2008, the Company adopted a Shareholder Rights Plan (“Rights Plan”) which will entitle shareholders of record the right to acquire additional common shares of the Company at a 50% discount to the market price on the occurrence of certain triggering events, which includes the acquisition by a person or group of 20% or more of the votes attached to all outstanding common shares of the Company in a transaction not approved by the Company’s board of directors. If not terminated earlier, the Rights Plan will expire in 2017.

b.     Incentive Program for the Early Exercise of Warrants

During the year ended July 31, 2010, the Company received conditional regulatory approval of an incentive program to encourage the early exercise of up to 31,473,000 warrants. Under the terms of the program the original warrants were amended to enable the holders to receive a unit for each original warrant exercised prior to the expiry date of the incentive program in lieu of one common share. Each unit consisted of one share and one-half of a warrant. Each whole warrant will allow the holder to acquire an additional common share of the Company at a price of $0.24 per share for a period of two years. Effective December 17, 2009 22,423,000 warrants were exercised pursuant to the program for proceeds of $3,363,450 and 11,211,500 warrants were issued exercisable at a price of $0.24 per share for a period of two years.

c.      Private placements

During the six month period ended January 31, 2011 the Company completed:

i)	A non-brokered private placement with four directors for 340,000 shares at a price of $0.40 per share for gross proceeds of $136,000.

ii)
A bought deal financing of 28,750,000 special warrants at a price of $0.40 per special warrant raising gross proceeds of $11,500,000. The special warrants were converted into shares of the Company on the receipting of a prospectus in January 2011, from the securities commissions of British Columbia, Alberta, Manitoba and Ontario. In accordance, with the terms of the underwriting agreement the

9

CRESTON MOLY CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Six Month Period Ended January 31, 2011
(Unaudited- Prepared by Management)

7.        CAPITAL STOCK (CONTINUED)

syndicate of underwriters were paid a fee of $690,000 cash and 1,437,500 Broker common share purchase warrants with a value of $274,318. Each Broker common share purchase warrant entitles the holder to purchase one common share in the capital of the Company at a price of $0.50 per share until July 14, 2012.

During the year ended July 31, 2010 the Company completed a non-brokered 20,485,000 share private placement at price of $0.18 per share for gross proceeds of $3,687,300.

During the year ended July 31, 2009 the Company completed a 30,000,000 unit private placement at a price of $0.10 per unit for gross proceeds of $3,000,000. Each unit consisted of one share and one share purchase warrant entitling the purchaser to acquire an additional share at a price of $0.15 per share for a period of two years. A finders’ fee of $25,500 cash and 1,473,000 units with a value of $147,300 was paid in connection with the private placement. The units issued as a finders’ fee bear the same terms and conditions as the units of the private placement.

d.     Stock Options

During fiscal 2008 the Company adopted a rolling incentive stock option plan whereby a maximum of 10% of the Company’s issued shares from time to time, may be reserved for issuance as options to eligible persons to acquire common shares in the Company. Pursuant to the terms of the plan, the Board of Directors have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set out in the plan. In general, options must expire within five years of the grant date, the exercise price may not be less than the discounted market price as prescribed by the TSX Venture Exchange (“TSX-V”), the options will vest at the discretion of the Board of Directors and not more than 5% (2% for a director or person engaged in investor relations) may be reserved for issuance to any one person during any twelve month period. The plan is subject to annual approval by the shareholders and the TSX-V.

During the six month period ended January 31, 2011 the Company granted 1,550,000 (2010- 7,187,700) stock options and recorded $184,672 (2010-$1,254,159) of stock-based compensation expense for options granted of which $nil (2010-$773,668) was capitalized in conjunction with the acquisition of Tenajon Resources Corp.

The weighted average fair value of options granted during the current year was $0.17 (2010- $ 0.16) per option.

The following weighted average assumptions were used for valuing the stock options granted.

	January 31, 2011	July 31, 2010
Risk-free interest rate	0.99%	0.99%
Expected life of options	3 years	3 years
Annualized volatility	71 - 129%	123 – 127%
Dividend rate	0.00%	0.00%

Option pricing models require the input of highly speculative assumptions, including the expected future price volatility of the Company’s shares. Changes in these assumptions can materially affect the fair value estimate and, therefore, existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

10

CRESTON MOLY CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Six Month Period Ended January 31, 2011
(Unaudited- Prepared by Management)

7.        CAPITAL STOCK (CONTINUED)

As at January 31, 2011, the following incentive stock options were outstanding:

Options	Exercise Price	Expiry Date
50,000	$ 0.25	February 11, 2011
756,000	0.476	April 21, 2011
150,000	0.18	August 13, 2011
126,000	0.268	January 24, 2012
1,055,000	0.40	March 27, 2012
37,800	0.988	April 30, 2012
300,000	1.05	May 14, 2012
113,400	0.565	September 10, 2012
735,000	0.893	September 26, 2012
2,085,000	0.40	January 21, 2013
33,600	0.631	February 28, 2013
350,000	0.31	May 11, 2013
300,000	0.35	July 17, 2013
134,400	0.333	July 31, 2013
50,000	0.25	October 8, 2013
1,000,000	0.25	October 30, 2013
16,800	0.179	October 31, 2013
360,000	0.15	March 2, 2014
1,218,000	0.179	April 1, 2014
3,109,500	0.22	December 22, 2014
600,000	0.21	August 11, 2015
450,000	0.23	August 11, 2013
500,000	0.495	January 18, 2016

13,530,500	$ 0.35

Pursuant to an agreement entered into August 12, 2010, the Company has reserved and allotted up to 2,950,000 options to an independent consulting group, exercisable at a price of $0.23 for a period of three years, for services to be rendered in connection with the negotiations and implementation of an arrangement that would provide subsequent funding of the El Creston project.

	January 31, 2011		July 31, 2010

	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise Price

Balance, beginning of the period	12,255,500	$0.35	9,300,000	$0.36
Granted	1,550,000	0.31	7,187,700	0.34
Exercised	(175,000)	(0.19)	(1,462,000)	(0.17)
Expired	(100,000)	(0.25)	(2,770,200)	(0.44)

Balance, end of the period	13,530,500	$0.35	12,255,500	$0.35

Exercisable	13,155,500	$0.35	12,201,084	$0.35

11

CRESTON MOLY CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Six Month Period Ended January 31, 2011
(Unaudited- Prepared by Management)

7.        CAPITAL STOCK (CONTINUED)

e.      Share Issue Warrants

	January 31, 2011		July 31, 2010

	Number of warrants	Weighted Average Exercise price	Number of warrants	Weighted Average Exercise price

Balance, beginning of the period	28,193,643	$0.40	70,814,744	$0.57
Exercised	(427,500)	0.24	(22,423,000)	0.15
Expired	-	-	(31,409,601)	0.90
Issued	1,437,500	0.50	11,211,500	0.24

Balance, end of the period	29,203,643	$0.40	28,193,643	$0.40

As at January 31, 2011, the following warrants were outstanding:

Warrants	Exercise Price	Expiry Date

9,050,000	$ 0.15	July 27, 2011
10,784,000	0.24	December 17, 2011
7,932,143	0.90	May 15, 2012
1,437,500	0.50	July 14, 2012

29,203,643	$ 0.40

8.        RELATED PARTY TRANSACTIONS

During the six months ended January 31, 2011, the Company entered into the following transactions with related parties not disclosed elsewhere in these consolidated financial statements:

a.
Paid or accrued management and consulting fees of $32,221 (2010 - $168,962) to directors and officers or their companies and capitalized geological costs of $15,955 (2010-$55,362) paid to companies affiliated with directors or former directors of the Company.

b.	Issued nil (2010- 1,890,000) shares to a director and two former directors in conjunction with the termination of their management contracts at a value of $nil (2010 - $567,000).
c.	Issued nil (2010-406,061) shares in settlement of $nil (2010 - $67,000) of amounts payable to directors and officers.
d.	The Company shares office premises with a public company that has a director in common and paid $168,921 (2010 - $116,291) as its share of the ongoing occupancy and staffing costs.
e.	Included in accounts payable is $55,062 (2010-$51,346) due to directors, former directors and officers or companies affiliated with directors.
f.	Included in receivables is $1,310 (2010 - $Nil) due from a company affiliated with a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related parties include directors and officers and companies with common management and directorships.

12

CRESTON MOLY CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Six Month Period Ended January 31, 2011
(Unaudited- Prepared by Management)

9.        COMMITMENTS

Effective January 1, 2010 the Company entered into three employment agreements and one consulting agreement, subsequently amended, that now require minimum payments of $480,000 per annum.  The agreements contain clauses which provide for payments of between 24 and 36 months should the contracts be terminated or certain specified transactions occur.

The Company has entered into a management consulting agreement with a director’s company, subsequently amended, which now provides for annual payments of $83,333 and payments of up to 36 months on termination.

The Company shares office premises with a public company that has a director in common and has entered into an agreement to pay its prorated share of ongoing joint occupancy, office and staff costs.

Minimum annual payments over the remaining initial terms of the above contracts for fiscal years are: 2011 - $336,589, 2012 – $606,623, 2013 - $602,933, 2014 - $602,933 and 2015 - $602,933.

10.        SEGMENTED INFORMATION

	Canada	Mexico	Total
January 31, 2011
- Equipment	$43,608	$24,327	$67,935
- Mineral Properties	17,416,319	65,384,022	82,800,341
	$17,459,927	$65,408,349	$82,868,276

Net loss for the Six months- Jan. 31, 2011	$1,085,125	$102,439	$1,187,564

Net loss for the Six months- Jan. 31, 2010	$1,155,793	$102,620	$1,258,413

July 31, 2010
- Equipment	41,768	23,981	65,749
- Mineral Properties	17,376,765	61,654,303	79,031,068
	17,418,533	61,678,284	79,096,817

Net loss for the year – July 31, 2010	$1,492,584	$191,576	$1,684,160

11.        SUPPLEMENTAL CASH FLOW INFORMATION

	Six Months Ended January 31, 2011	Six Months Ended January 31, 2010
Interest paid in cash during the period	$-	$-

Income taxes paid in cash during the period	$-	$-

	January 31, 2011	July 31, 2010

CASH AND CASH EQUIVALENTS
- Cash on deposit	$63,535	$3,603,487
- U.S. dollars	701,823	678,958
- Short-term investments	11,750,000	1,480,000
- Mexican Pesos	5,162	15,857
	$12,520,520	$5,778,302

13

CRESTON MOLY CORP.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Six Month Period Ended January 31, 2011
(Unaudited- Prepared by Management)

11.      SUPPLEMENTAL CASH FLOW INFORMATION (CONTINUED)

Significant non-cash transactions for the six month period ended January 31, 2011 consisted of:

a.	Incurred mineral property expenditures of $879,293 (2010-$177,051) through accounts payable;
b.	Issuance of nil (2010-648,486) shares in settlement of $nil (2010-$107,000) of debt;
c.	Issuance of nil (2010-53,241,129) shares at a value of $nil (2010-$15,972,338) in conjunction with the Tenajon acquisition;
d.	Issuance of nil (2010-4,078,200) options at a value of $nil (2010-$773,688) in conjunction with the Tenajon acquisition;
e.	Incurring acquisition costs on the acquisition of Tenajon of $nil (2010-$85,335) through deferred acquisition costs;
f.	Transfer of contributed surplus of $19,234 (2010- $160,415) on the exercise of stock options;
g.	Recording an accretion charge of $5,783 (2010-$5,782) on the asset retirement obligation costs;
h.	Issuance of 1,437,500 broker warrants at a value of $274,318 in connection with an $11,500,000 financing;
i.	Issuance of nil ( 2010- 1,890,000) shares at a value of $nil (2010- $567,000) on the termination of management and consulting contracts related to the Tenajon acquisition;
j.	Issued nil (2010-335,120) shares at a value of $nil (2010-$100,536) for Tenajon acquisition costs.

12.      CONTINGENT LIABILITY
In connection with the acquisition of Creston Mining Corporation in May 2007 the Company agreed to pay a Finders’ Fee to an arm’s length third party (the “Fee”). The TSX-V approved the payment of US$1,500,000 as the Fee, which, at the option of the Finder, could be paid in any combination of cash or shares. The TSX-V determined that a price of $0.70 per share was to be used in determining the number of shares to be issued as payment of the Fee or a portion of the Fee. The Finder claimed that $0.15 per share should have been used as the basis for determining the Fee. The Finder entered into arbitration proceedings seeking payment of the Fee in cash at an equivalent price of $0.15 per share. The arbitrator found in favour of the Finder, awarded the Finder $4,140,000 plus costs and the Company recorded the additional amount awarded in the arbitration as a liability. The Company applied to the Courts for leave to appeal the award, however, the leave to appeal was denied and the Company has applied to appeal the award in a higher court. In conjunction with seeking an appeal of the arbitrator’s award the Company registered a General Security Agreement over the assets of the Company in favour of the Finder and entered into an Escrow Agreement which provided that the Escrow Agent would hold US$1,500,000 on deposit and the shares of the Company’s subsidiaries, Creston Mining Corporation and Global, as additional security.During the year ended July 31, 2010 the Escrow Agent forwarded US$1,500,000 ($1,637,400) to the Finder and the Company deposited the unpaid balance of the arbitration award ($2,502,600) plus interest into trust. On depositing the funds into trust the General Security and Escrow agreements were terminated and the shares of the Company’s subsidiaries were released from escrow. On May 14, 2010, the British Columbia Court of Appeal unanimously reversed the decision of the lower court and granted the Company leave to appeal the decision in the Supreme Court of B.C. The appeal was heard November 29, 2010 and the Company is awaiting the Court’s decision.

13.      SUBSEQUENT EVENTS

Subsequent to January 31, 2011 the Company:

i)	Granted stock options entitling the optionholder to purchase 500,000 shares at a price of $0.43 per share over a period of five years;
ii)	Issued 50,000 common shares for proceeds of $12,500 pursuant to the exercise of stock options.

14

Schedule “B”

MERCATOR MINERALS LTD.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US dollars)

Unaudited Pro Forma Consolidated Balance Sheet as at December 31, 2010

Unaudited Pro Forma Consolidated Statement of Operations for the Twelve Months ended December 31, 2010

Notes to the unaudited Pro Forma Consolidated Financial Statements

MERCATOR MINERALS LTD.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2010
 (Amounts in thousands of US dollars)

	Mercator As at December 31,	Creston As at January 31,		Pro Forma Adjustments	Pro Forma
	2010	2011	Note 4		Consolidated

ASSETS

CURRENT
Cash and cash equivalents	$36,156	$13,090	(a)	$(23,790)	$17,006
			(a)	(2,950)
			(a)	(5,500)

Restricted cash	10,000	2,728		–	12,728
Accounts receivable	22,271	479		–	22,750
Inventories	16,582	–		–	16,582
Other current assets	4,651	269		–	4,920
	89,660	16,566		(32,240)	73,986

Mineral properties, plant and equipment	326,834	86,639	(a)	160,164	573,637
Other long-term assets	7,772	15		–	7,787
	$424,266	$103,220		$127,924	$655,410

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$21,752	$3,970		$–	$25,722
Current portion – long term debt	19,048	–		–	19,048
Current portion – derivative liabilities	40,232	–		–	40,232
Other current liabilities	4,818	–		–	4,818
	85,850	3,970		–	89,820

Long-term debt	107,793	–		–	107,793
Derivative instruments	71,637	–		–	71,637
Project financing	18,467	–		–	18,467
Other long-term liabilities	6,326	109		–	6,435
Deferred revenue	39,162	–		–	39,162
Future income tax liability	6,612	16,325	(a)	48,049	70,986
	335,847	20,404		48,049	404,300

SHAREHOLDERS’ EQUITY

Share Capital (Note 5)	220,885	108,281	(a)	155,301	376,186
			(a)	(108,281)

Contributed Surplus	38,719	7,081	(a)	(7,081)	51,609
			(a)	12,890

Accumulated Other Comprehensive Income	–	2	(a)	(2)	–

Deficit	(171,185)	(32,548)	(a)	32,548	(176,685)
			(a)	(5,500)
	88,419	82,816		79,875	251,110
	$424,266	$103,220		$127,924	$655,410

The accompanying notes are an integral part of the unaudited pro forma consolidated financial statements.

MERCATOR MINERALS LTD.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED DECEMBER 31, 2010
(Amounts in thousands of US dollars, except per share amounts)

	Mercator Year Ended December 31,	Creston Twelve Months Ended January 31,		Pro Forma Adjustments	Pro Forma
	2010	2011	Note 4		Consolidated

REVENUE	$182,564	$–		$–	$182,564

EXPENSES
Freight, smelting & refining	27,390	–		–	27,390
Mining and processing	89,913	–		–	89,913
Administration	18,130	1,542	(a)	5,500	25,172
Stock-based compensation	6,091	172	(c)	150	6,413
Exploration expenditures	2,483	–	(b)	49	2,532
Amortization and depreciation of mineral property, plant and equipment	11,141	16		–	11,157
	155,148	1,730		5,699	162,577

INCOME (LOSS) FROM OPERATIONS	27,416	(1,730)		(5,699)	19,987

Interest expense	(10,751)	(10)		–	(10,761)
Loss on long-term debt extinguishment	(10,773)	–		–	(10,773)
Long-term debt transaction costs	(2,930)	–		–	(2,930)
Interest income	149	78		–	227
Unrealized gain on marketable securities	384	–		–	384
Realized loss on derivative instruments	(4,852)	–		–	(4,852)
Unrealized loss on derivative instruments	(111,870)	–		–	(111,870)
Foreign exchange gain	902	22		–	924
NET LOSS BEFORE INCOME TAXES	(112,325)	(1,640)		(5,699)	(119,664)

INCOME TAXES
Current income tax expense	(345)	–		–	(345)
Future income tax (expense) recovery	(2,405)	66		–	(2,339)

NET LOSS FOR THE PERIOD	$(115,075)	$(1,574)		$(5,699)	$(122,348)

Pro forma basic and diluted loss per share (Note 7)					$(0.51)

Pro forma weighted average shares outstanding					237,793,019

The accompanying notes are an integral part of the unaudited pro forma consolidated financial statements.

MERCATOR MINERALS LTD.

Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of US dollars, except per share amounts or explicitly stated.)

1. Basis of Presentation

Pursuant to an arrangement agreement (“Plan of Arrangement”) dated April 11, 2011, Mercator Minerals Ltd. (“Mercator”) agreed to acquire all of the outstanding common shares of Creston Moly Corp. (“Creston”) (the ”Acquisition”).  Under the Plan of Arrangement, shareholders of Creston will receive 0.15 of a common share of Mercator and Cdn $0.08 in cash, in respect of each common share of Creston. Upon closing, outstanding options and warrants to purchase common shares of Creston will entitle the holders to common shares of Mercator with the number of common shares and/or exercise price adjusted, as appropriate, to reflect the consideration to be received by shareholders of Creston pursuant to the Plan of Arrangement.

These unaudited pro forma consolidated financial statements (“pro forma consolidated financial statements”) have been prepared in accordance with generally accepted accounting principles in Canada notwithstanding the acquisition will ultimately be accounted for pursuant to international financial accounting standards in Mercator’s financial statements. These pro forma consolidated financial statements do not contain all of the information required for annual financial statements. Accordingly, they should be read in conjunction with the most recent annual and interim financial statements of Mercator and Creston.

The unaudited pro forma consolidated balance sheet has been prepared from the audited consolidated balance sheet of Mercator as at December 31, 2010 and the unaudited interim consolidated balance sheet of Creston as at January 31, 2011, giving effect to the acquisition of Creston as if it occurred on December 31, 2010.

The unaudited pro forma consolidated statement of operations has been derived from the audited consolidated statement of operations of Mercator for the year ended December 31, 2010 and the unaudited consolidated statement of operations of Creston for the twelve-month period ended January 31, 2011, giving effect to the Acquisition of Creston as if it occurred on January 1, 2010. Creston’s consolidated statement of operations for the twelve months ended January 31, 2011 has been derived from adding together (a) the results for the six months ended July 31, 2010 (derived from Creston’s audited consolidated statement of operations for the year ended July 31, 2010 and the unaudited interim consolidated statement of operations for the six months ended January 31, 2010) and (b) the unaudited interim results for the six months ended January 31, 2011.

The unaudited pro forma consolidated balance sheet and statement of operations have been presented on the above basis to ensure that the unaudited pro forma consolidated financial statements reflect Creston’s financial statements for a period that is no more than 93 days from Mercator’s period end, as required pursuant to pro forma presentation requirements contained in Canadian securities legislation.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Mercator for the year ended December 31, 2010, the audited consolidated financial statements of Creston for the year ended July 31, 2010 and the unaudited interim consolidated financial statements of Creston for the six months ended January 31, 2011.

2. Significant Accounting Policies

The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Mercator which would have actually resulted had the proposed Acquisition been effected on the dates indicated. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of Mercator for the year ended December 31, 2010. The functional and reporting currency of Creston is the Canadian dollar while the functional and reporting currency of Mercator is the United States dollar.  Creston’s accounting policy is to capitalize exploration costs when management believes such costs are recoverable in the future, while Mercator’s accounting policy is to charge exploration costs to operations prior to determination of the commercial feasibility of mining operations. Based on the review of the accounting policies of Creston, it is Mercator management’s opinion that, other than the differences in the functional and reporting currencies and the differences in accounting for exploration costs prior to the determination of the commercial feasibility of mining operations, there are no material differences between the accounting policies of Mercator and Creston.

It is management’s opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the proposed transaction described above in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Mercator’s accounting policies. No adjustments have been made to reflect potential cost savings that may occur subsequent to completion of the transaction. The pro forma statement of operations does not reflect non-recurring charges or credits directly attributable to the transaction, of which none are currently anticipated.

MERCATOR MINERALS LTD.

Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of US dollars, except per share amounts or explicitly stated)

2. Significant Accounting Policies (continued)

The pro forma adjustments and allocations of the purchase price for Creston are based in part on provisional estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. The valuation will be based on the actual net tangible and intangible assets of Creston that exist as of the date of the completion of the Acquisition. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities and could result in a material change to the unaudited pro forma consolidated financial statements. In addition, the impact of integration activities, the timing of completion of the Acquisition and other changes in Creston’s net tangible and intangible assets prior to the completion of the Acquisition, which have not been incorporated into these unaudited pro forma consolidated financial statements, could cause material differences in the information presented in these unaudited pro forma consolidated financial statements.

3. Acquisition

Mercator and Creston intend to complete the Acquisition pursuant to the Plan of Arrangement under the Business Corporations Act (British Columbia), pursuant to which Creston will merge with 0907385 BC Ltd., a newly-incorporated wholly-owned subsidiary of Mercator, to become a wholly-owned subsidiary of Mercator.

Pursuant to the Plan of Arrangement: (i) shareholders of Creston will receive 0.15 of a common share of Mercator and CDN $0.08 in cash, in respect of each common share of Creston; and (ii) each of the outstanding options and warrants (whether or not vested) to acquire common shares of Creston will entitle the holders to common shares of Mercator with the number of common shares and/or exercise price adjusted, as appropriate, to reflect the consideration to be received by shareholders of Creston. All other terms of the Creston warrants, including the expiry dates, shall remain unchanged. Creston options with a remaining life of greater than one year will expire one year from the date of the Acquisition. All other terms of the Creston options shall remain unchanged.  Pursuant to an existing agreement between Creston and a consultant, there are 450,000 stock options that will be granted upon closing of the Acquisition. These options vest immediately and compensation costs related to these stock options have been included in the purchase price.

The purchase consideration reflected in the accompanying pro forma consolidated financial statements has been calculated using a common share price of $3.64 per Mercator share, which is the average closing price of Mercator shares on the Toronto Stock Exchange (TSX) for the last 3 trading days prior to the announcement of the Plan of Arrangement and the 3 days following the announcement. This share price has been used as the assumed share price on closing. The Acquisition has been accounted for using the purchase method of accounting. Mercator’s costs are estimated to be $2,950.

The preliminary allocation of the purchase price is summarized in the table below and is subject to change.

Purchase price

42,665,157 Mercator common shares at $3.64 per share	$155,301
Cash consideration	23,790
Fair value of stock options and warrants	12,890
Transaction costs (estimated)	2,950
$194,931

Fair value of Creston net assets to be acquired

Cash and cash equivalents	$13,090
Other current assets	3,476
Mineral properties, plant and equipment	246,803
Other long-term assets	15
Accounts payable and accrued liabilities	(3,970)
Other long-term liabilities	(109)
Future income tax liability	(64,374)
$194,931

After reflecting the pro forma purchase adjustments, the excess purchase consideration over carrying value as at December 31, 2010 has been allocated to the mineral properties. The fair value of the net assets of Creston will ultimately be determined as of the closing date of the transaction. Therefore, it is likely that the fair values of the assets and liabilities acquired will vary from those listed above, and the differences may be material.

The Acquisition is subject to, amongst other things, regulatory and shareholder approval.

MERCATOR MINERALS LTD.

Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of US dollars, except per share amounts or explicitly stated)

4. Pro Forma Assumptions and Adjustments

The unaudited pro forma consolidated financial statements incorporate the following pro forma assumptions and adjustments:

(a)
The Acquisition has been accounted for using the purchase method with Mercator identified as the acquirer and the assets and liabilities acquired recorded at estimated fair value. The final allocation for the purchase price will be based upon an independent valuation of the assets and liabilities of Creston assumed at the date of the Acquisition. Because Mercator has not received an independent valuation of the assets and liabilities of Creston, management cannot assess the future income tax impact of the Acquisition and, accordingly, has not recognized any future tax assets or liabilities, other than the future income tax liability related to the mineral properties. Mercator’s investment in Creston and Creston’s shareholders’ equity are eliminated upon consolidation. The purchase price for the Acquisition has been allocated to the identifiable acquired assets and liabilities, with fair value assumed to approximate carrying value, on a pro forma basis as described in Note 3. The excess purchase consideration over carrying value has been allocated to mineral properties. Transaction costs representing management’s best estimate has been assumed to be $2,950 for Mercator and has been included as part of the purchase price. In addition, management’s best estimate of restructuring and integration costs to be incurred by Mercator has been assumed to be $2,700 and transaction costs to be incurred by Creston has been assumed to be $2,800, both of which have been charged to administrative expense.

(b)
Creston incurred exploration costs of $49 during the twelve months ended January 31, 2011 on mineral properties for which the commercial feasibility of mining operations has not yet been determined. The exploration costs incurred have been charged to operations on the pro forma consolidated statement of operations to conform to Mercator’s accounting policy for exploration costs.

(c)
For the purpose of these pro forma consolidated financial statements additional stock-based compensation of $150 has been recognized relating to Creston options unvested upon acquisition that would have vested during the twelve month period ended December 31, 2010, assuming the Acquisition took place on January 1, 2010.

(d)
For the purpose of these pro forma consolidated financial statements, it is assumed that all common shareholders of Creston elect to receive CDN $0.08 cash and 0.15 common shares of Mercator for each common share of Creston that they own.  The compensation cost for the outstanding vested stock options and warrants of Creston is based on their estimated value at April 11, 2011, the date of the Plan of Arrangement, and assumes that none of the Creston options are exercised prior to the closing date of the Acquisition.

(e)
The functional currency of Creston is the Canadian dollar. Accordingly, the financial statements of Creston have been translated into United Stated dollars using the current rate method. Assets and liabilities of Creston were translated into United States dollars at the rate of exchange in effect at the balance sheet date. For purposes of the pro forma consolidated balance sheet an exchange rate of Cdn$1 to US$1.0455 was used. For practical purposes, Creston’s equity was also translated at the rate of exchange in effect at the balance sheet date of Cdn$1 to US$1.0455.  Revenue and expenses were translated into United States dollars at the average exchange rates for the period. For purposes of the pro forma consolidated statement of operations, an exchange rate of Cdn$1 to US$0.9743 was used for the twelve months ended January 31, 2011.

5. Pro Forma Share Capital:

Pro forma share capital as at December 31, 2010 has been determined as follows:

	Number of shares	Amount

Issued common shares of Mercator, December 31, 2010	197,621,466	$220,885
Shares issued in connection with the Acquisition	42,665,157	155,301

Pro forma balance	240,286,623	$376,186

6. Arrangement of Mercator and Creston

	Number of Creston shares	Number of Mercator Shares

Shares outstanding at date of acquisition	285,965,881	197,621,466
Shares of Creston owned by Mercator	(1,531,500)	–
	284,434,381	197,621,466
Exchange of 0.15 shares of Mercator for each share of Creston	(284,434,381)	42,665,157
	–	240,286,623

After the Acquisition the value of 42,665,157 Mercator common shares issued at $3.64:		$155,301

MERCATOR MINERALS LTD.

Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of US dollars, except per share amounts or explicitly stated)

7. Pro Forma Basic and Diluted Loss Per Share:

Pro forma basic and diluted loss per share for the year ended December 31, 2010 has been calculated based on actual weighted average number of Mercator common shares outstanding for the respective period and the assumed number of Mercator shares issued to Creston shareholders being effective on January 1, 2010.

Year ended December 31, 2010

Basic pro forma loss per share computation

Numerator:
Pro forma net loss available to shareholders	$(122,348)

Denominator:
Mercator weighted average shares outstanding	195,127,862
Shares issued to Creston shareholders	42,665,157
Pro forma weighted average shares outstanding	237,793,019

Pro forma basic and diluted loss per share	$(0.51)